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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         THE ARNOLD PALMER GOLF COMPANY
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  696765 10 06
                                  ------------
                                 (CUSIP Number)

                      HUGH F. SHARBER, MILLER & MARTIN LLP
                         SUITE 1000, VOLUNTEER BUILDING,
                    832 GEORGIA AVENUE, CHATTANOOGA, TN 37402
                                 (423) 756-6600
                    -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JUNE 3, 1999
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                       APGC Holdings Company, LLC

2.       Check the Appropriate Box if a Member of a Group.

         (a)    [X]

         (b)    [ ]

3.       SEC Use Only

4.       Source of funds:  AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -                0

         8.       Shared voting power -      1,597,717

         9.       Sole dispositive power -           0

         10.      Shared dispositive power - 1,597,717

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,597,717

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

13.      Percent of Class Represented by Amount in Row (11) - 41.1%

14.      Type of reporting person - PN


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                         John T. Lupton

2.       Check the Appropriate Box if a Member of a Group.

         (a)    [X]

         (b)    [ ]

3.       SEC Use Only

4.       Source of funds:  PF, AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -                0

         8.       Shared voting power -      1,343,272

         9.       Sole dispositive power -     890,000

         10.      Shared dispositive power - 1,343,272

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,233,272

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares  [X]

13.      Percent of Class Represented by Amount in Row (11) - 46.7%

14.      Type of reporting person - IN


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                       Arnold Palmer Enterprises, Inc.

2.       Check the Appropriate Box if a Member of a Group.

         (a)    [X]

         (b)    [ ]

3.       SEC Use Only

4.       Source of funds:  AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or place of organization:            Ohio

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -                 0

         8.       Shared voting power -               0

         9.       Sole dispositive power -      100,000

         10.      Shared dispositive power -          0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
              100,000

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

13.      Percent of Class Represented by Amount in Row (11) - 2.5%

14.      Type of reporting person - CO


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                                Arnold D. Palmer

2.       Check the Appropriate Box if a Member of a Group.

         (a)    [X]

         (b)    [ ]

3.       SEC Use Only

4.       Source of funds:  AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -                0

         8.       Shared voting power -        254,445

         9.       Sole dispositive power -           0

         10.      Shared dispositive power -   354,445

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
              354,445

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares   [X]

13.      Percent of Class Represented by Amount in Row (11) - 8.9%

14.      Type of reporting person - IN


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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only):
                         Cindy L. Davis

2.       Check the Appropriate Box if a Member of a Group.

         (a)    [X]

         (b)    [ ]

3.       SEC Use Only

4.       Source of funds:  PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:

         7.       Sole voting power -               0

         8.       Shared voting power -             0

         9.       Sole dispositive power -     20,000

         10.      Shared dispositive power -        0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
               20,000

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]

13.      Percent of Class Represented by Amount in Row (11) - 0.5%

14.      Type of reporting person - IN


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                                  SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is filed on behalf of APGC Holdings Company, LLC, ("Holdings"), John T. Lupton, Arnold Palmer Enterprises, Inc., Arnold D. Palmer and Cindy L. Davis and amends and supplements the
Schedule 13D dated April 29, 1999, filed on May 10, 1999, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 is being filed to reflect the execution of a merger agreement by and among Holdings, APGC Acquisition Corp. ("Merger Sub"), a Tennessee corporation and a wholly-owned subsidiary of Holdings, and the Issuer.

         The Schedule 13D is hereby amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION

         The following paragraph is added at the end of Item 4:

         On June 3, 1999, Holdings, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") and each share of Common Stock, other than Common Stock held by Holdings or its affiliates, will be converted into the right to receive $1.20 per share in cash. Consummation of the Merger is subject to the satisfaction or waiver or certain conditions, including, among others, (i) the approval and adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote thereon; (ii) the absence of any injunction or other order from any court or other governmental authority preventing consummation of the Merger; and (iii) the receipt of all consents and approvals necessary from any third parties in connection with the consummation of the Merger. The Agreement may be terminated if, among other things, (i) the Issuer enters discussions or negotiations regarding any competing transaction; (ii) persons holding more than 10 percent of the outstanding public shares have indicated their intention to demand payment for their shares under their rights to dissent from the transaction or if any litigation has been commenced or threatened challenging the Merger; (iii) there shall have been any material adverse effect with respect to the Issuer's business or financial condition; or (iv) the closing of the Merger


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         shall not have occurred by September 30, 1999. As a result of the
         Merger, the Common Stock will be deregistered under Section 12(g) of the Exchange Act and will no longer be publicly-traded. A copy of the Merger Agreement is filed as Exhibit D to this Schedule 13D.


ITEM 7.  MATERIAL FILED AS EXHIBITS

         The following is added to Item 7:

         Exhibit D: Agreement and Plan of Merger, dated as of June 3, 1999, by and among APGC Holdings Company, LLC, APGC Acquisition Corp., and The Arnold Palmer Golf Company *


         * Incorporated by reference from Exhibit 2.1 to the Form 8-K filed June 4, 1999, by The Arnold Palmer Golf Company


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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           APGC HOLDINGS COMPANY, LLC


       6/9/99                              By:   /s/ Joel W. Richardson, Jr.
--------------------                           --------------------------------
Date                                       Title:          Secretary
                                                  -----------------------------


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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       6/9/99                      /s/ Joel W. Richardson, Jr., Attorney-in-Fact
--------------------               ---------------------------------------------
Date                               John T. Lupton


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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ARNOLD PALMER ENTERPRISES, INC.


       6/9/99                              By:    /s/ Joel W. Richardson, Jr.
--------------------                           --------------------------------
Date                                       Title:       Attorney-in-Fact
                                                  -----------------------------


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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   6/9/99                               /s/ Joel W. Richards Attorney-in-Fact
--------------------                    -------------------------------------
Date                                    Cindy L. Davis


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         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   6/9/99                            /s/ Joel W. Richards  Attorney-in-Fact
--------------------                 --------------------------------------
Date                                 Arnold D. Palmer